Exhibit 99.1

Press Release

Notification

Amsterdam, July 5th, 2012 – D.E MASTER BLENDERS 1753 N.V. notifies that today, The Hillshire Brands Company—the US company, formerly known as Sara Lee Corporation, from which D.E MASTER BLENDERS 1753 spun off on Thursday June 28th 2012—has filed a Form 8-K with the United States Securities and Exchange Commission with respect to the completion of the spin-off and the related financial statement impacts.

The unaudited pro forma consolidated financial information of Hillshire Brands adjusts the historical financial information to give effect to the spin-off. The CoffeeCo financials in the Form 8-K include the results of the international coffee and tea operations as well as various designated items as defined by the Master Separation Agreement, which was filed on a Form 8-K dated June 15, 2012.

It is to be noted that the CoffeeCo financials contained in the aforementioned Form 8-K may differ substantially from what D.E MASTER BLENDERS 1753 would have reported for the periods presented as the CoffeeCo financials in the aforementioned Form 8-K:

a)	are prepared in accordance with US GAAP instead of IFRS;
b)	reflect the segmental performance of the international coffee and tea operations as defined by Hillshire Brands instead of the performance on a stand-alone basis of D.E MASTER BLENDERS 1753;
c)	reflect a different presentation within the income statement for certain items like ‘Financial income/(expense) related to pensions’ and ‘Mark-to-market of currency derivatives on raw material purchase commitments’;
d)	are stated in US Dollar instead of Euro; and
e)	are pro forma unaudited.

D.E MASTER BLENDERS 1753 will publish its results for fiscal year 2012 on Tuesday August 28th 2012 at 8:00 am CET.

Forward-Looking Information

This press release and other documents and statements of D.E MASTER BLENDERS 1753 contain certain forward-looking statements generally preceded by terms such as “expects”, “projects”, “anticipates” or “believes”. These forward-looking statements are based on currently available competitive, financial and economic data, as well as management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Consequently, D.E MASTER BLENDERS 1753 wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause D.E MASTER BLENDERS 1753’s actual results to differ from such forward-looking statements are those described in the Registration Statement on Form F-1 (Registration No. 333-179839) filed by D.E MASTER BLENDERS 1753 with the Securities and Exchange Commission. D.E MASTER BLENDERS 1753 undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.6 billion in fiscal year 2011 and employs around 7.500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com